Exhibit 1.01

Sypris Solutions, Inc.

Conflict Minerals Report

For the Period Ending December 31, 2013

Introduction

This Conflict Minerals Report (Report) of Sypris Solutions, Inc. (Sypris, Company or we) for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Act). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The rule imposes certain reporting obligations on SEC registrants with respect to conflict minerals contained in products that the Company manufactured or contracted to manufacture on or after January 31, 2013 that originated in the Democratic Republic of Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together the Covered Countries). Numerous terms in this Report are defined in the Rule, and the reader is referred to that source and to SEC Release No. 34-67716 issued on August 22, 2012 for such definitions.

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for truck components and assemblies and aerospace and defense electronics.

Our wholly-owned subsidiary, Sypris Technologies (exclusive of its Tube Turns branded products) is a supplier of forged and machined components serving the commercial vehicle, off highway vehicle, and light truck markets in North America. We provide drive train components such as axle shafts, steer axle forgings and other components under sole-source contracts which often dictate the source of steel acquired to produce the products we supply. Following our product review for applicability to the Rule, we determined that most Sypris Technologies’ products do not contain any conflict minerals that are necessary to the functionality or production of the products. Sypris Technologies imposes a stringent process of certification for the composition of steel from suppliers (as well as the components in weld wire fasteners) to ensure that steel does not contain conflict minerals, and it maintains a rigorous certification verification and filing system with respect thereto. For the 2013 fiscal year, 82% of the Company’s total net revenue was derived from the manufacture of Sypris Technologies products (exclusive of the Tube Turns branded products).

After a product review, we determined that our Tube Turns brand of Sypris Technologies may include products that contain necessary conflict minerals. Our Tube Turns brand consists of engineered products, such as specialty closures, flanges and joints that supply the oil, gas and petrochemical market.

In addition, we determined that products in our wholly-owned subsidiary, Sypris Electronics, may include necessary conflict minerals. Sypris Electronics is focused on providing solutions in cyber security, secure communications, global electronic key management, data recording products, and product design and development to the U.S. Government. Sypris Electronics is also focused on circuit card and full box build manufacturing, dedicated space and high reliability manufacturing, integrated design and engineering services, systems assembly and integration, design for manufacturability and design to specification work.

The nature of providing manufacturing services to the aerospace and defense electronics industry differs substantially from the traditional commercial services industry. The manufacturing requirements are typically complex and products are produced in relatively small quantities. Additionally, we are required to maintain and adhere to a number of strict and comprehensive certifications, security clearances and traceability standards at the direction of the U.S. Government either directly to us or through our subcontracts with prime defense contractors.

Because some of the products that we manufacture or contract to manufacture contain necessary conflict minerals, we conducted a Reasonable Country of Origin Inquiry to determine whether the necessary conflict minerals were sourced from the Covered Countries or were from recycled or scrap sources.

Reasonable Country of Origin Efforts

To prepare for this reporting requirement, we conducted a survey of our targeted suppliers using the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative template (EICC/GeSI Template). This Template includes questions regarding a supplier’s conflict minerals policy, engagement with its own direct suppliers, and a listing of the smelters the supplier and its suppliers use. The EICC/GeSI Template is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. Each communication from us also contained a sourcing letter of inquiry that provided information regarding the urgency of the supplier’s compliance with the request, along with our internal supply chain contact information and contact information for our third party sourcing vendor.

We reviewed questionnaires returned to us by our suppliers. To the extent possible, we identified and took measures to resolve issues with respect to non-responsiveness or clarification. In some cases, we still have received no data or inconclusive data from our direct suppliers and material source information is still developing. We have worked with and will continue to work with suppliers to provide complete responses. Over time, we anticipate that the amount of information globally available on the traceability and sourcing of these ores will increase and improve our knowledge.

On the basis of the due diligence measures described in this Report, Sypris has concluded in good faith that during this reporting period, the necessary conflict minerals contained in our products that originated or may have originated from the Covered Countries are undeterminable. We are making this determination because we do not have sufficient information from suppliers regarding all of the smelters and refiners that processed any necessary conflict minerals in our products to conclude whether the conflict minerals originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources.

Due Diligence Guidance, Policy, Management System,

Supplier Engagement, Risk Strategy, Audit and Annual Reporting

Due Diligence Guidance: Our conflict minerals compliance program has been designed for conformity in all material respects with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Afflicted and High-Risk Areas, Second Edition (2013) (OECD Guidance) and related supplements.

Conflict Minerals Policy: We have adopted a conflict minerals policy that is available to our employees, suppliers and other interested parties and can be accessed internally in our corporate policies and externally on our website.

Internal Compliance Team: Sypris has established a management system for conflict minerals that includes an internal conflict minerals compliance team composed of members of management, including its Vice President and General Counsel, Corporate Controller, Director of Compliance, and the persons responsible for supply chain activities at Sypris Technologies, Sypris Technologies Tube Turns brand, and Sypris Electronics. Executive management and the Audit Committee of our Board of Directors are briefed about the program and the results of our due diligence.

External Compliance Experts and Records Maintenance: We engaged advisors to assist us in reviewing the applicability of the Rule to our businesses and to provide guidance with respect to establishing our internal program. We used the EICC/GeSI Template to gather information from our suppliers. We also used a software tool to analyze and retain supply chain data on an ongoing basis. We also maintain all records relating to our conflict minerals program in accordance with our internal records management processes.

Supplier Engagement: We distributed the EICC/GeSI Template to targeted suppliers along with a sourcing letter of inquiry. Our distribution also included contact information for our internal supply chain team and contact information for our third party sourcing vendor.

Grievance Mechanism: Sypris has grievance mechanisms whereby employees and others can report violations of its policies. Sypris’ Code of Conduct is publicly available on its website.

Identify and Assess Risk in the Supply Chain: Through the ongoing process of our supply chain inquiry, we will continue to work on identifying smelters and refiners in our supply chain and will determine our response to that information, focusing on completeness and consistency of data for all required reporting elements.

Strategy to Respond to Identified Risk: Sypris has implemented processes to respond to identified risks in our supply base. We have implemented an escalation process to notify the internal compliance team of risks when identified, and we have established a procedure for mitigating risk. The procedure includes monitoring, tracking and reporting progress to the internal compliance team.

Third Party Audit of Smelter/Refiner’s Due Diligence Practices: Due to our position in the supply chain, we rely on the Conflict-Free Sourcing Initiative (CFSI) program to determine if smelters and refiners in our supply chain are compliant with the Conflict-Free Smelter Program assessment protocols and are deemed to be conflict free.

Report Annually on Supply Chain Due Diligence: This Conflict Minerals Report serves as our first annual report. We plan to report annually, and our reports will be available on our website at www.sypris.com.

Products, Supply Chain Overview and

Due Diligence Measures

We identified the following supplies which may have contained conflict minerals and which may have been or were included in Sypris Technologies Tube Turns brand products in 2013: Inconel and Hastelloy weld wire and some miscellaneous hardware materials.

We identified the following supplies which may have contained conflict minerals and which may have been or were included in products of Sypris Electronics in 2013: solder, caps, semiconductors, plating and printed circuit boards.

Because of the size and complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify many of those who supply our direct suppliers. Through our efforts and our due diligence actions, we have increased the transparency within our supply chain. Our expectation for the return of completed supplier inquiries has been tempered by the fact that some of our suppliers are smaller, non-public companies whose time and effort required to prepare responses based on their supply chain is not factored into the prices we currently pay for their products (nor do we have any plans to increase such prices). Our U.S. Government military and mission critical customers often require us to source from certain designated suppliers. In many cases, changes to those designated suppliers would require government approval.

Although some of our products may contain necessary conflict minerals, Sypris does not purchase ore or unrefined conflict minerals from mines and is many steps removed in the supply chain from the mining of these minerals. We purchase materials used in our products from a large network of suppliers, and some of those materials may contribute necessary conflict minerals to our products. The origin of such conflict minerals currently cannot be determined with any certainty once the ores are smelted, refined and converted to other conflict minerals containing derivatives. The smelters and refiners are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores. We generally rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply us. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is extremely limited at this time. This situation is not unique to Sypris.

Contracts with our suppliers are frequently in force for long periods, some of which are the result of our long-term contracts with the U.S. Government and its agencies or other customers. While those contracts are in force, as a rule, we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or as our contracts renew, we will consider alternative ways to facilitate our philosophical support of conflict-free sourcing. We believe it will take a number of years to address this philosophy in our business relationships. In the meantime, as described in this Report, we are working with selected suppliers to request they provide the conflict minerals sourcing information.

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2014, we will continue to engage in the activities described in this Report, identify opportunities to improve those activities and work with our suppliers in support of their response and participation in our program.